Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

NOTICE TO STOCKHOLDERS

ITAÚ UNIBANCO HOLDING S.A. (“Itaú Unibanco”) announces to the stockholders and the market in general, complementary to the Announcement to the Market on March 27, 2015, that it has received notification from the Central Bank of Brazil as to the ratification of the decisions of the Extraordinary General Meeting of Itaú Unibanco held on April 29, 2015 at 3:05 p.m. with respect to the increase in the capital stock, to be implemented under the following conditions:

1.     Increase in capital stock: the increase in the subscribed and paid in capital stock for the amount of R$ 10,148,000,000.00 (ten billion reais, one hundred and forty-eight million) from R$ 75,000,000,000.00 (seventy-five billion reais) to R$ 85,148,000.00 (eighty-five billion, one hundred and forty-eight million reais), through the capitalization of amounts registered in the Revenue Reserves – Statutory Reserves of Itaú Unibanco.

2.     Bonus in shares of 10% (ten percent): the increase of capital shall be effected with the issue of 553,083,268 (five hundred and fifty-three million, eighty-three thousand, two hundred and sixty-eight) new book entry shares, with no par value, being 277,003,654 (two hundred and seventy-seven million, three thousand, six hundred and fifty-four) common and 276,079,614 (two hundred and seventy-six million, seventy-nine thousand, six hundred and fourteen) preferred shares which shall be granted to the holders of  the shares in the form of bonus shares, in the proportion of 1 (one) new share of the same type for every 10 (ten) shares held, the shares held as treasury stock also receiving the same bonus shares.

2.1.  Baseline date: stockholders with shares held at the close of the record date of July 13, 2015 shall be entitled to bonus shares.

2.2.  Trading: the new shares shall be released for trading ex-bonus share rights as from July 14, 2015, these new shares to be included in the shareholding position of July 17, 2015.

2.3.  Rights of the Bonus Shares: the new shares shall be entitled in full to dividend payouts that may be declared as from July 17, 2015, under the same terms as the common and preferred shares of Itaú Unibanco, as applicable.

2.4.  Dividends: the monthly dividends shall be maintained at R$ 0.015 per share such that the total amounts paid monthly to the stockholders shall be increased by 10% (ten percent) as from September 1, 2015. The minimum annual guaranteed dividend on the preferred shares shall also be maintained at R$ 0.022 per share.

2.5.  Share Fractions: the bonus shares shall also be effected in whole numbers. The period for the Stockholders wishing to transfer share fractions arising from the share bonus is established as the period from July 17, 2015 to August 16, 2015 pursuant to the provision in Article 169, Paragraph 3 to Law 6404/76. This period having elapsed, any remaining shares arising from the share fractions shall be separated, grouped into whole numbers and sold on the BM&F BOVESPA S.A. – Securities, Commodities and Futures Exchange and the resulting net value shall be made available to the stockholders of these share fractions as of a date to be notified in due course.

2.6.  Cost of the Bonus Shares: the cost attributed to the bonus shares is R$ 18.348050984612 per share for the purposes of the provision in Article 47, Paragraph 1, of the Brazilian Internal Revenue Service Normative Instruction 1.022/10 as well as Article 10, sole paragraph, of Law 9.248/95.

2.7.  International Market:

(i) On the New York Stock Exchange (NYSE) where each American Depositary Receipt (ADR) represents 1 (one) preferred share, the investors shall receive 1 (one) new ADR for every 10 (ten) ADRs already held.
(ii) On the Buenos Aires Stock Exchange (BCBA) where each Argentine Certificate of Deposit (CEDEAR) also represents 1 (one) preferred shared, the investors shall receive 1 (one) new CEDEAR for every 10 (ten) CEDEARs already held.

Eventual clarifications which may be necessary can be obtained via e-mail relações.investidores@itau-unibanco.com.br or the Investor Relations website – www.itau.com.br/relacoes-com-investidores.

São Paulo, July 1, 2015.

MARCELO KOPEL
Investor Relations Officer